FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2004

Commission File Number 000-50544

LIPMAN ELECTRONIC ENGINEERING LTD.

(Translation of registrant's name into English)

11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached hereto and incorporated by reference herein are:

Exhibit 1.	The Letter to the Shareholders, dated October 26, 2004, announcing Special Meeting of Shareholders.

Exhibit 2.	The Notice of and Proxy Statement for Special Meeting of Shareholders to be held on November 16, 2004.

Exhibit 3.	The Proxy for use at Special Meeting of Shareholders to be held on November 16, 2004.

The information set forth in this Form 6-K is hereby incorporated by reference into the Registration Statement on Form S-8 (File No. 333-112993) of Lipman Electronic Engineering Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIPMAN ELECTRONIC ENGINEERING LTD. (Registrant)
By: /s/ Mike Lilo Mike Lilo Executive Vice President, Finance and Chief Financial Officer

Dated: October 27, 2004

EXHIBIT INDEX

Exhibit No.	Description
1.	The Letter to the Shareholders, dated October 26, 2004, announcing Special Meeting of Shareholders.
2.	The Notice of and Proxy Statement for Special Meeting of Shareholders to be held on November 16, 2004.
3.	The Proxy for use at Special Meeting of Shareholders to be held on November 16, 2004.